SEC
Mail Process
Section

MAR 01 2017

Washington DC
416

17008877

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66972

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frontier Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 East Franklin Street
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Terry (404) 879-5153
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nolen & Associates PLLC
(Name – *if individual, state last, first, middle name*)

6836 Bee Caves Rd., Suite 279	Austin	TX	78746
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Deborah Terry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frontier Solutions, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Deborah N Terry

Signature

Chief Financial Officer

Title

Feb 24, 2017

Charles K. Cobb

Notary Public

CHARLES K. COBB NOTARY PUBLIC EXPIRES GEORGIA July 7, 2017 FULTON COUNTY

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nolen & Associates, PLLC
Consultants & Certified Public Accountants

Frontier Solutions, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)

Financial Statements and Supplemental Schedule
December 31, 2016
(With Independent Auditor's Report Thereon)

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Index to Financial Statements and Supplemental Schedule
December 31, 2016

Nolen & Associates, PLLC
Consultants & Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Frontier Solutions, LLC:

We have audited the accompanying statement of financial condition of Frontier Solutions, LLC a wholly owned subsidiary of Aspen Partners, Ltd. as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Frontier Solutions, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frontier Solutions, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Frontier Solutions, LLC's financial statements. The supplemental information is the responsibility of Frontier Solutions, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital and Aggregate Indebtedness is fairly stated, in all material respects, in relation to the financial statements as a whole.

Nolen & Associates, PLLC

Nolen & Associates, PLLC

Austin, TX
February 27, 2017

Nolen & Associates, PLLC
Consultants & Certified Public Accountants
3616 Bee Cave Rd, Suite 270
Austin, TX 78746
www.nolenassociates.com
Office: 512 579-0245

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Financial Condition
December 31, 2016

ASSETS		
Cash	$	130,651
Placement fees receivable		844,832
Other receivables		19,796
Prepaid expenses and other assets		15,972
TOTAL ASSETS	$	1,011,251
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	838,109
Related party payable		476
TOTAL LIABILITIES		838,585
TOTAL MEMBER'S EQUITY		172,666
TOTAL LIABILITIES AND MEMBERS'S EQUITY	$	1,011,251

See notes to financial statements and independent auditors' report.

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Income
For the Year Ended December 31, 2016

REVENUE	$ 6,858,939
EXPENSES:	
Commissions	6,441,154
Employee compensation and benefits	92,577
Communications	2,304
Occupancy	27,852
Professional fees	10,495
Office expense and supplies	3,349
Regulatory fees	29,489
Other expenses	24,026
Total expenses	6,631,246
NET INCOME	$ 227,693

See notes to financial statements and independent auditors' report.

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

Balances at January 1, 2016	$	134,973
Net income for the year ended December 31, 2016		227,693
Distributions to member		(190,000)
Balance at December 31, 2016	$	172,666

See notes to financial statements and independent auditors' report.

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:		
Net income	$	227,693
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Change in operating assets and liabilities:		
Placement fees receivable		(576,074)
Other receivables		(16,426)
Prepaid expenses and other assets		2,037
Accounts payable and accrued expenses		569,224
Deferred revenue		(1,500)
Related party payable		(15,662)
Net cash provided by operating activities		189,292
Cash flows from investing activities:		
Net cash used in investing activities		-
Cash flows from financing activities:		
Distributions to member		(190,000)
Net cash used in financing activities		(190,000)
Net decrease in cash		(708)
Cash at beginning of year		131,359
Cash at end of year	$	130,651
Supplemental Disclosures		
Cash paid for:		
Income taxes	$	-
Interest	$	-

See notes to financial statements and independent auditors' report.

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Notes to Financial Statements
December 31, 2016

Note 1 - Nature of Business

Frontier Solutions, LLC (the "Company") was organized on May 3, 2005 and is engaged in the business of providing marketing and distribution services for the investment programs of Aspen Partners, Ltd. The Company is a wholly owned subsidiary of Aspen Partners, Ltd. (the "Parent") and was incorporated in the State of Georgia on May 3, 2005. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides registration and compliance services for registered representatives engaged in third-party marketing as independent contractors to private investment funds. As the Company does no retail business it has no clearing firm, and clears no trades.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of the Rule. Under these exempt provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The carrying amounts of the Company's financial assets such as cash, receivables, prepaid expenses and other assets, and payables approximate fair value due to the short-term maturities of these instruments.

Placement Fees and Other Receivables
Placement fees and other receivables from unaffiliated entities consist primarily of commissions due to the Company. The amounts are unsecured and non-interest bearing. Individual balances are written off when they are determined to be uncollectible. During the year ended December 31, 2016, the Company did not have any bad debt expense, and the allowance for doubtful accounts was $-0- at December 31, 2016.

Securities Transactions
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Trading Profit
Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value.

Revenue and Expense Recognition

Revenues and expenses are recognized on the accrual basis. Revenues are recognized in the period earned and expenses when incurred.

Income Taxes

The Parent's stockholders have elected to have Parent treated as a subchapter S corporation for income tax purposes. As a result, all items of the Parent's income, loss, deduction, and credit are passed through to, and taken into account by the Parent's stockholders.

Under existing law, the Company is not treated as a taxable entity. Rather, the Parent as the 100% owner of the Company, includes all items of the Company's income, loss, deduction, and credit in its income tax return, and such items flow through to the Parent's stockholders. The primary difference between consolidated financial statement income and taxable income relates to the use of the cash basis for income tax purposes.

GAAP requires management to evaluate tax positions taken by the Parent and recognizes a tax liability (or asset) if the Parent has taken an uncertain position that more likely than not would be sustained upon examination by the applicable authorities. The Parent is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Parent's management believes it is no longer subject to income examination for the year prior to 2013.

New Accounting Pronouncements

The Company evaluates new accounting pronouncements in relation the Company's financial statements for year ended December 31, 2016. No new accounting pronouncements were adopted during 2016 that would impact the financial statements.

Subsequent Events

The Company evaluates events that occur subsequent to the statement of financial condition's date of periodic reports, but before financial statements are issued for periods ending on such balance sheet dates, for possible adjustment to such financial statements or other disclosure. This evaluation generally occurs through the date at which the Company's financial statements are electronically prepared for filing with FINRA. For the financial statements as of and for the period ending December 31, 2016, this date was February 27, 2017.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 or 6.667% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $93,168 and net capital requirements of $50,636. The Company's ratio of aggregate indebtedness to net capital was 8.15 to 1.

Note 4 - Related Party Transactions

The Company has a revenue sharing agreement with its Parent under which the Parent may transfer, on a monthly basis, up to 50% of its gross revenues generated from management fees, performance based fees, and administrative fees of all investment products for which registered representatives of the Company are paid a commission. During the year ended December 31, 2016, the Company did not pay commissions to the registered representatives associated with the Parent's investment products; therefore, no revenues were allocated to the Company.

During the year ended December 31, 2016, the Company had an expense sharing agreement with its Parent. The expense sharing agreement details certain expenses which may be assumed by its Parent, which are related to the Company's business as a broker-dealer. As of December 31, 2016, the Parent paid expenses on behalf of the Company in the approximate amount of $135,000 which is included in the statement of income of the Company for the year ended December 31, 2016. At December 31, 2016, the Company had a related party payable of $476 due to the Parent for expenses under the agreement.

Note 5 - Commitment and Contingencies

Concentrations and Off Statement of Financial Condition Risk
The Company deposits its cash with financial institutions. Periodically such balances may exceed applicable FDIC insurance limits of $250,000. At December 31, 2016, the Company did not have cash balances in excess of the then current federally insured limits.

Customer Concentrations
The Company had three major customers comprised of approximately 77% of the Company's revenue for the year ended December 31, 2016.

Note 6 - Basis of Presentation – Computation of Net Capital and Aggregate Indebtedness

Audit Adjustments
Pursuant to the net capital provisions of Rule 15c3-1(c)(2)(iv)(C)/09 of the Securities and Exchange Act of 1934, the Company had audit adjustments that were reported on the amended Focus Report filed with FINRA for December 31, 2016.

The net increase of $22,730 in non-allowable assets consists of an increase in placement fee revenue of $480,635 and an increase in commissions payable of $457,905. The Company's liability for the commissions payable is limited solely to the proceeds of the placement fee receivable.
The net increase of $29,626 in member's equity consists of adjustments to increase net income by:

Net placement fee income	$ 22,730
Regulatory expenses	8,005
Other expenses	(1,109)
Total	$ 29,626

Commissions Payable

Pursuant to the net capital provisions of Rule 15c3-1(c)(2)(iv)(C)/09 of the Securities and Exchange Act of 1934, the Company total aggregate indebtedness consists of the total amount of commissions payable excluding the portion that is not payable within twelve months. The capital requirement is increased by the amount equal to one percent of the remaining commission payable.

Liabilities per Statement of Financial Condition	$	838,585
Less: long-term portion of commissions payable		(93,000)
Add: 1% remaining commission payable		13,954
Total	$	759,539

Schedule I

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2016

Total member's equity qualified for net capital		$	172,666
Less:			
Other deductions or allowable credits			-
Total capital and allowable subordinated liabilities			172,666
Deductions and/or charges			
Non-allowable assets:			
Other receivables	63,526		
Prepaid expenses and other assets	15,972		(79,498)
Net capital before haircuts on securities positions			93,168
Haircuts on securities			-
Undue concentration			-
Net capital		$	93,168
Aggregate indebtedness			
Accounts payable and accrued expenses		$	759,063
Related party payable			476
Total aggregate indebtedness		$	759,539
Computation of basic net capital requirement			
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		$	50,636
Net capital in excess of minimum requirement		$	42,532
Ratio of aggregate indebtedness to net capital			8.15 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on January 25, 2017		$	86,272
Audit adjustments:			
Net effect of audit adjustments on member's equity			29,626
Net effect of audit adjustments on non-allowable assets			(22,730)
Net capital per audit		$	93,168

See notes to financial statements and independent auditors' report.

Nolen & Associates, PLLC
Consultants & Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Board of Directors and Member of
Frontier Solutions, LLC:

In planning and performing our audit of the financial statements of Frontier Solutions, LLC (a wholly owned subsidiary of Aspen Partners, Ltd.) (the "Company") as of and for the year ended December 31, 2016 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 15c3-1 and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2016 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Nolen & Associates, PLLC

Nolen & Associates, PLLC

Austin, TX

February 27, 2017

Nolen & Associates, PLLC
Consultants & Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member of
Frontier Solutions, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Frontier Solutions, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Frontier Solutions, LLC's compliance with the applicable instructions of Form SIPC-7. Frontier Solutions, LLC's management is responsible for Frontier Solutions, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Nolen & Associates, PLLC

Nolen & Associates, PLLC

Austin, Texas
February 27, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1808*********************MIXED AADC 220
66972 FINRA DEC
FRONTIER SOLUTIONS LLC
9 E FRANKLIN ST
RICHMOND VA 23219-2105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Deborah Terry (404) 879-5153

2. A. General Assessment (item 2e from page 2) $ 17,147

B. Less payment made with SIPC-6 filed (exclude interest) (6,321)

____
Date Paid

C. Less prior overpayment applied (10,826)

D. Assessment balance due or (overpayment) -0-

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,826

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ Funds Wired ☐
Total (must be same as F above) $ 10,826

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Frontier Solutions LLC
(Name of Corporation, Partnership or other organization)

Deborah W Terry
(Authorized Signature)

Dated the 17 day of February, 20 17.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,858,939
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 6,858,939
2e. General Assessment @ .0025	$ 17,147
	(to page 1, line 2.A.)

Nolen & Associates, PLLC
Consultants & Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Frontier Solutions, LLC

We have reviewed management's statements, included in the accompanying Frontier Solution's Exemption Report, in which (1) Frontier Solutions, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Frontier Solutions, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and (2) Frontier Solutions, LLC stated that Frontier Solutions, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Frontier Solutions, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Frontier Solutions, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) the exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Nolen & Associates, PLLC

Nolen & Associates, PLLC

Austin, Texas
February 27, 2017

FRONTIER SOLUTIONS

Frontier Solutions, LLC

9 East Franklin Street
Richmond, VA 23219

Phone: (404) 879-5126
Fax: (404) 879-5128

Frontier Solution's Exemption Report

Frontier Solutions (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Deborah Terry, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Deborah N Terry

Deborah Terry
Chief Financial Officer
December 31, 2016